					Exhibit 12.1

Integrys Energy Group
Ratio of Earnings to Fixed Charges

	2007
(Millions)	3 months	2006	2005	2004	2003
EARNINGS
Income available to common shareholders	$139.4	$155.8	$157.4	$139.7	$94.7
Discontinued operations, net of tax	(23.00)	(7.30)	(11.50)	13.80	15.70
Cumulative effect of change in accounting principles, net of tax	-	-	1.6	-	(3.2)
Federal and state income taxes	41.9	45.0	39.6	30.4	33.3

Pretax earnings from continuing operations	158.3	193.5	187.1	183.9	140.5

Loss (income) from less than 50% equity investees	(7.2)	(16.6)	(10.3)	(3.6)	4.2
Distributed earnings of less than 50% equity investees	7.3	29.6	17.8	11.7	7.5

Fixed charges	38.8	107.0	69.5	61.5	63.2

Subtract:
Preferred dividend requirement	1.4	5.3	4.9	4.7	4.9
Minority interest	0.1	3.8	4.5	3.4	5.6
Total earnings as defined	$195.7	$304.4	$254.7	$245.4	$204.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$24.2	$54.3	$51.2	$48.9	$47.6
Other interest	12.3	45.1	11.2	6.0	5.5
Distributions - preferred securities of subsidiary trust	-	-	-	-	3.5
Interest factor applicable to rentals	0.9	2.3	2.2	1.9	1.7
Preferred dividends (grossed up) (see below)	1.4	5.3	4.9	4.7	4.9

Total fixed charges	$38.8	$107.0	$69.5	$61.5	$63.2

Ratio of earnings to fixed charges	5.0	2.8	3.7	4.0	3.2

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$0.8	$3.1	$3.1	$3.1	$3.1

Tax rate *	40.9%	41.7%	36.9%	33.7%	36.5%

Preferred dividends (grossed up)	$1.4	$5.3	$4.9	$4.7	$4.9

* The tax rate has been adjusted to exclude the impact of tax credits.